Exhibit 11

	Calculation of Net Income per Share
	2004			2005
	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount
	(in thousands, except per share data)
Basic EPS
Net loss available to common shareholders	$(1,554)	24,275	$(0.06)	$(3,722)	24,418	$(0.15)

Effect of Dilutive Securities
Stock option plans		—			—

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions	$(1,554)	24,275	$(0.06)	$(3,722)	24,418	$(0.15)

NOTE: Options to purchase 4.2 million and 3.5 million shares of Class A Common Stock were outstanding during the three months ended March 31, 2004 and 2005, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.